                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended December 31, 2000.
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to                .
                               ---------------     ---------------
Commission file number 1-8649.
                       ------

A.       The Toro Company Investment and Savings Plan
B.       The Toro Company
         8111 Lyndale Avenue South
         Minneapolis, MN  55420

                              REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).
3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.
4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope of exemption" contained in
     Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   The Toro Company Savings and Investment Plan
                                   --------------------------------------------
                                                  (Name of Plan)

Dated June 29, 2001                         /s/ Randy B. James
      -------------                         -------------------------
                                            Randy B. James
                                            Vice President, Controller

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN



                                TABLE OF CONTENTS


                                                                                                                  PAGES
Independent Auditors' Report                                                                                         1

Statements of Net Assets Available for Plan Benefits                                                                 2

Statements of Changes in Net Assets Available for Plan Benefits                                                      3

Notes to Financial Statements                                                                                      4 - 9

Schedule

Schedule of Assets Held for Investment Purposes at End of Year                                                      10

                          INDEPENDENT AUDITORS' REPORT



     The Plan Administrator
     The Toro Company Investment and Savings Plan:


     We have audited the accompanying statements of net assets available for plan benefits of The Toro Company Investment and Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






     June 15, 2001                                              /s/ KPMG LLP

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN


              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999

                                                                                          2000              1999
                                                                                    ----------------  ---------------

Assets held by Trustee
     Investments                                                                  $     238,865,248 $    248,987,475
     Employer contribution receivable                                                     7,212,467        7,286,018
     Employee contribution receivable                                                        35,124           37,770
                                                                                    ----------------  ---------------

           Net assets available for plan benefits                                 $     246,112,839 $    256,311,263
                                                                                    ================  ===============




See accompanying notes to financial statements.

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2000 and 1999


                                                                                           2000              1999
                                                                                      ----------------  ---------------

Investment (loss) income:
    Interest, dividends, and cash earnings                                          $      15,813,378 $     16,178,496
    Net realized/unrealized (loss) gain in the fair value of investments                  (28,705,746)      34,268,115
                                                                                      ----------------  ---------------

               Net investment (loss) income                                               (12,892,368)      50,446,611

Employer contributions                                                                      9,387,004        9,386,976
Employee contributions                                                                      8,684,553        8,228,068
Rollover contributions                                                                        590,218          569,477
                                                                                      ----------------  ---------------

               Total contributions                                                         18,661,775       18,184,521

Benefit payments                                                                          (15,967,733)     (10,164,210)
Transfers to other plans                                                                          (98)             (10)
                                                                                      ----------------  ---------------

               (Decrease) increase in net assets
                  available for plan benefits                                             (10,198,424)      58,466,912

Net assets available for plan benefits:
    Beginning of year                                                                     256,311,263      197,844,351
                                                                                      ----------------  ---------------

    End of year                                                                     $     246,112,839 $    256,311,263
                                                                                      ================  ===============


See accompanying notes to financial statements.

                                THE TORO COMPANY
                          INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999

  (1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)   BASIS OF FINANCIAL STATEMENT PRESENTATION

              The accompanying financial statements of The Toro Company Investment and Savings Plan (the Plan) are presented in accordance with accounting principles generally accepted in the United States of America. The accounting records of the Plan are maintained on an accrual basis.

        (b)   INVESTMENTS

              The Plan's investments are held by Putnam Fiduciary Trust Company (the Trustee). The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.

              The Toro Company (the Company) maintains one master trust, the Toro Stable Value Fund (master trust) for three profit sharing and retirement plans that are sponsored by the Company. The three plans are The Toro Company Profit Sharing Plan for Plymouth Union Employees, The Toro Company Investment and Savings Plan, and The Toro Company Employee Stock Ownership Plan. The purpose of the master trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.

              The Plan's share of net investment income from the master trust is determined by the Trustee based on the ratio of the fair value of the Plan's equity in the investment fund to the total net assets of the investment fund at the beginning of the plan year.

              The short term securities of the Toro Stable Value Fund are stated at cost, which approximates fair value. The Toro Stable Value Fund includes a fully benefit responsive investment contract. The contract is valued in the Plan at contract value, which includes cost plus accrued interest. The contract had a stated interest rate of 6.31 percent and a maturity date in year 2001.

        (c)   ACCOUNTING ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

  (2)   DESCRIPTION OF PLAN

        The Plan is a defined contribution profit sharing plan sponsored by the Company. The Company, as administrator of the Plan, absorbs all administrative costs and Trustee fees of the Plan, with the exception of investment management fees, which are netted against investment income.

        A general description of the Plan is contained in the Plan document amended as of December 21, 1998. Participants should refer to the Plan document for more complete information.



                                                                     (Continued)

                                THE TORO COMPANY
                          INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999



        Contributions are made under control of the plan administrator. The allocation of the participants' and Company contributions to the investment funds is selected by the participants. Company matching contributions, together with income attributable thereto, vest at the rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.

        Benefit payments and transfers of participants' interests are made under control of the Trustee.

        During the year ended December 31, 2000 and 1999, forfeited nonvested accounts totaled $10,386.12 and $22,051.80, respectively. These accounts are used to offset future employer contributions.

  (3)   CONTRIBUTIONS AND PLAN TRANSFERS

        The Company's funding policy is to make annual contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants' total compensation earned during the plan year plus 5.5% of the participants' compensation above the Social Security taxable wage base as of the beginning of the plan year. In addition, the Company is required to make a matching contribution equal to 50% of the participants' contributions to the Plan not to exceed two percent of the participant's total compensation. The contribution formula specifies a minimum annual contribution to the Plan. The Company contribution is allocated to participants based on compensation earned during the plan year. Investment income is allocated based on participants' account balances.

        The employee contributions consist of salary reduction elections under a 401(k) feature and rollover funds from other qualified plans.

        Transfers to/from other plans represent participant elected transfers to/from other Company plans.

  (4)   PARTY-IN-INTEREST TRANSACTIONS

        Putnam Fiduciary Trust Company and The Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan's legal counsel, transactions between the Plan and the Trustee and the Company are exempt from being considered as `prohibited transactions' under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

  (5)   PLAN TERMINATION

        The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the profit sharing plan agreement, it may do so at any time. Upon termination of the Plan, the interest of the participants in the Plan shall fully vest.

  (6)   INVESTMENTS

        Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the master trust.




                                                                     (Continued)

                                THE TORO COMPANY
                          INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


On August 12, 1994, guaranteed investment contracts in the Toro Stable Value Fund of $2,132,761 issued by Confederation Life Insurance Company (CL) were placed under court supervised rehabilitation. Beginning August 1, 1995, payments from the CL annuity contracts were suspended pending further court action until such time as the fair value of the CL annuity contracts could be determined. The actions suspending distributions were consistent with procedures published by the Internal Revenue Service. Effective August 1, 1995, a loan agreement was established between the Company and the Plan providing the Company to fund payments to plan participants (or their beneficiaries) for 100% of the interests of plan participants in the CL annuity contracts based on the valuation of the CL annuity contracts as of August 11, 1994.

During 1997, the Toro Stable Value Fund received payments of $2,147,799 related to the CL annuity contracts. The amount in excess of the $2,132,761 ($15,038) was recorded as investment income in 1997. Any further payments received upon final liquidation of these contracts will be recorded as investment income upon receipt.

The net assets available for benefits of the master trust at December 31, 2000 were as follows:

                                                               TORO STABLE
                                                               VALUE FUND
                                                              --------------
Investments:
    Short-term investment funds                             $    41,370,916
    Guaranteed investment contracts                               2,367,031
                                                              --------------

             Total assets available for benefits            $    43,737,947
                                                              ==============


The net assets available for benefits of the master trust at December 31, 1999 were as follows:

                                                               TORO STABLE
                                                               VALUE FUND
                                                              --------------
Investments:
    Short-term investment funds                             $    34,690,962
    Guaranteed investment contracts                              10,031,869
                                                              --------------

             Total assets available for benefits            $    44,722,831
                                                              ==============


                                                                     (Continued)

                                THE TORO COMPANY
                          INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


The changes in net assets available for benefits of the master trust for the year ended December 31, 2000 were as follows:

                                                                   TORO STABLE
                                                                    VALUE FUND
                                                                  ---------------
Investment income (interest and dividends)                      $      2,688,159
Deposits by participating plans                                       11,894,155
Withdrawals by participating plans                                  (15,567,198)
                                                                  ---------------

             Decrease in net assets                                    (984,884)

Net assets available for benefits:
    Beginning of year                                                 44,722,831
                                                                  ---------------

    End of year                                                 $     43,737,947
                                                                  ===============


The changes in net assets available for benefits of the master trust for the year ended December 31, 1999 were as follows:

                                                                TORO STABLE
                                                                 VALUE FUND
                                                               ---------------

Investment income (interest and dividends)                   $      2,385,233
Deposits by participating plans                                    10,963,781
Withdrawals by participating plans                                (8,362,307)
                                                               ---------------

             Increase in net assets                                 4,986,707

Net assets available for benefits:
    Beginning of year                                              39,736,124
                                                              ----------------
    End of year                                             $      44,722,831
                                                              ================




The Plan's proportionate share of net investment income from the master trust is based upon the percentage of the fair value of the Plan's investment in the master trust's assets. The Plan's percentage interest in the net assets of the master trust was approximately 95% as of December 31, 2000 and 1999.



                                                                     (Continued)

                                THE TORO COMPANY
                          INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


The following investments represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2000 and 1999:

                                                                       2000            1999
                                                                  --------------  --------------
Toro Stable Value Fund*                                         $    41,478,932      42,395,665
Putnam Fund for Growth and Income*                                   44,111,071      46,374,395
Putnam Asset Allocation: Growth Fund*                                12,292,893      13,217,598
Putnam Asset Allocation: Balanced Fund*                              15,501,264      15,096,642
Putnam Voyager Fund*                                                 69,881,808      80,406,689
The Toro Company Common Stock**                                      26,883,705      26,895,793
Putnam Growth Opportunities Fund - International*                    14,915,573      13,845,262

*Party-in-interest
**Party-in-interest and nonparticipant-directed.





During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year, interest, dividends, and cash earnings) depreciated in value by $12,892,368 as follows:

                                                                  2000
                                                            ------------------
Mutual funds                                              $       (15,600,295)
Common stocks                                                          94,582
Master trust fund (Toro Stable Value Fund)                          2,613,345
                                                            ------------------

                                                          $       (12,892,368)
                                                            ==================



                                                                     (Continued)

                                THE TORO COMPANY
                          INVESTMENT AND SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999







        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                     2000               1999
                                                ----------------   ---------------
Net Assets:
The Toro Company Common Stock                 $      26,883,705  $     26,895,793



                                                                                           2000              1999
                                                                                      ---------------   ---------------
Investment income:
    Dividends                                                                       $        348,579  $        338,372
    Net realized/unrealized (loss) gain in the fair value of investments                    (253,997)        6,326,408
                                                                                      ---------------   ---------------

               Net investment income                                                          94,582         6,664,780


Total contributions                                                                        2,891,549         2,892,950

Benefit payments                                                                          (1,012,431)         (765,439)
Transfers to other plans                                                                  (1,985,788)       (1,682,855)
                                                                                      ---------------   ---------------

               (Decrease) increase in net assets
                 available for plan benefits                                                 (12,088)        7,109,436

Net assets available for plan benefits:
    Beginning of year                                                                     26,895,793        19,786,357
                                                                                      ---------------   ---------------

    End of year                                                                     $     26,883,705  $     26,895,793
                                                                                      ===============   ===============








  (7)   FEDERAL INCOME TAXES

        The plan administrator has received a determination letter from the Internal Revenue Service dated July 18, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is exempt from federal income taxes under
        Section 501(a) of the Code. The plan administrator believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code and are exempt from federal income taxes.




                                                                     (Continued)

                                                                      SCHEDULE 1
                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000



                                                                          FACE
                                                                        AMOUNT OR                            FAIR
                        DESCRIPTION                                      SHARES             COST             VALUE
------------------------------------------------------------          --------------    --------------  ----------------
The Toro Company Common Stock**                                             732,776   $    20,684,038        26,883,705
Toro Stable Value Fund*                                                  31,636,741                          41,478,932
Putnam S&P 500 Fund*                                                         20,216                             640,446
Putnam Fund for Growth and Income*                                        2,255,167                          44,111,071
Putnam Asset Allocation: Growth Fund*                                     1,113,487                          12,292,893
Putnam Asset Allocation: Balanced Fund*                                   1,431,326                          15,501,264
Putnam Asset Allocation: Conservative Fund*                                 598,003                           5,543,485
Putnam Growth Opportunities Fund - International*                           601,434                          14,915,573
Putnam Growth Opportunities Fund*                                           247,467                           5,456,646
Putnam Voyager Fund*                                                      2,922,702                          69,881,808
Lord Abbett Affiliated Fund                                                  39,242                             618,461
UAM ICM Small Company Portfolio                                              68,366                           1,540,964
                                                                                                        ----------------

Total                                                                                                 $     238,865,248
                                                                                                        ================

*Party-in-interest.
**Party-in-interest and nonparticipant-directed.


See accompanying independent auditors' report.